RAVEN FUND 1

March 15, 2017

J. Nolan McWilliams
Attorney-Advisor
Securities And Exchange Commission
Washington, D.C. 20549

Re: Raven Fund 1, LLC Withdraw Offering on Form 1-A/W

Dear Mr. McWilliams

Raven Fund 1, LLC does hereby ask that the SEC offer its consent to withdraw its Regulation A (Tier 2) offering as per 17 CFR § 230.259. We have determined no need to move forward with this offering. Furthermore, no securities have been sold.

Respectfully,



Gregory Parker
Chief Executive Officer,
Raven Fund 1, LLC.